NM

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 199

06005218

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite 306
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph A. Don Angelo, CPA
(Name – *if individual, state last, first, middle name*)

22 Jericho Turnpike (Address) Mineola (City) NY (State) 11501 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 31,667
Securities owned:	
Marketable, at market value	162,450
Not readily marketable, at estimated fair value	6,150
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	42,801
Prepaid insurance	1,750
Prepaid taxes	2,485
Total assets	$ 249,076

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 21,197
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued 200 shares outstanding	40,696
Retained earnings	187,183
Total stockholders' equity	227,879
Total liabilities and stockholders' equity	$ 249,076

The accompanying notes are an integral part of these financial statements.

Statement of Income
for the Year Ended December 31, 2005

Revenues:		
Commissions		$ 190,393
Trading gains and losses		(8,135)
Dividends		5,766
Investment advisory fees		387,441
Total revenues		575,465
Expenses:		
Regulatory fees and expenses		9,745
Other expenses:		
Consulting fees	$ 10,000	
Administration/management fees	420,000	
Advertising & Promotion	21,525	
Rent	22,284	
Postage, dues, supplies and subscriptions	15,185	
Communications	7,209	
Printing	7,778	
Miscellaneous & bank charges	163	
Petty cash, automobile and travel	3,843	
Internet expense	2,495	
Repairs	193	
Non-qualified pension	24,000	
Accounting and auditing	9,731	
Bond insurance expense	5,198	
Total other expenses		549,604
Total expenses		559,349
Income before income taxes		16,116
Provision for income taxes		3,900
Net income		$ 12,216

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2005

	Capital Stock Common			
	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2005	200	$ 40,696	$ 174,967	$ 215,663
Net income	-	-	12,216	12,216
Balances at December 31, 2005	200	$ 40,696	$ 187,183	$ 227,879

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$12,216
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	(7,960)
Securities not readily marketable	(4,500)
Securities segregated under federal and other regulations	(26,786)
Prepaid income taxes	(1,446)
Increase (decrease) in operating liabilities:	
Payables to non-customers	4,860
Total Adjustments	(35,832)
Net cash provided/(used) by operating activities	(23,616)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of long-term investment	(3,594)
Sale of long-term investments	5,796
Net cash provided by investment activities	2,202
Increase (decrease) in cash	(21,414)
Cash at beginning of the year	53,081
Cash at end of year	$31,667

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2005

1. **Organization and Nature of Business:**

The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers (NASD).

The Company has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

Securities:

In accordance with industry practice, short-term marketable securities are valued at market value. Securities not readily marketable are valued at fair value as determined by management.

Investment Advisory Income:

Investment advisory fees are received from a mutual fund that the Company provides advisory services for.

Distribution and Underwriters Income:

The Company receives income from a mutual fund for underwriting and distribution services to the Fund.

Income Taxes:

The Company is an accrual basis regular corporation. The Company does not recognize any deferred taxes payable or refundable.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using the income tax basis method, based upon the estimated useful life and salvage value of the asset.

The company elects occasionally Internal Revenue Code Section 179 to expense certain assets. There was no depreciation expense for the year ended December 31, 2005.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2005 was $10,000. In addition, the Company and Mutual Fund share facilities with the law office. The Company has no fixed-term lease for its office. Disbursements for certain shared expenses, including telephone and office expenses are made on a basis, which they consider equitable, although they are not arms-length.

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the underwriter and a distributor for a mutual fund, the New Alternatives Fund, Inc. The officers of Accrued Equities, Inc. are also officers of the New Alternatives Fund, Inc.

The Company has transactions with the president's father, who is a board member of the company. This board member provides consulting services, and is also a shareholder. The balance due to the consultant at December 31, 2005 was $10,000. The board member also received an at will Nonqualified pension which was $24,000 for the year ended December 31, 2005.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was .106 to 1 at December 31, 2005. The Company had net capital in excess of its required net capital.

8. Income Taxes:

The Company has overpayments to its credit for Federal and New York State Corporation Income Taxes. Federal income tax expense was $2,300 for 2005. New York State corporation taxes were $1,600 for 2005. Prepaid taxes were $2,485 at December 31, 2005. The estimated tax liabilities for unrealized gains was $10,700 at December 31, 2005.

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719
e-mail joseph.donangelo@verizon.net

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To Accrued Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Accrued Equities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by C. E. Gaye Sons Securities, Ltd., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or net aggregate debits) and net capital under rule 17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements, error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mineola, New York
February 21, 2006